NIAGARA INTERNATIONAL CAPITAL LIMITED

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2015

		2015
REVENUE:		
Commission income	$	9,511,469
Reimbursement income		425,552
Service fee income		180,000
Insurance commission income		161
Total revenue		10,117,182
OPERATING EXPENSES:		
General and administrative expenses		10,245,366
Loss from operations		(128,184)
OTHER INCOME (EXPENSE):		
Interest and dividend income		4
Interest expense		(962)
Net loss	$	(129,142)

The accompanying notes are an integral part of these statements.